Mail Stop 4561

August 17, 2006

Roy Trivett
President and Chief Executive Officer
Visiphor Corporation
Suite 1100 – 4700 Kingsway Burnaby
British Columbia V5H 4M2

>   **Re: Visiphor Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June**
>   **30, 2006**
>   **File No. 000-30090**

Dear Mr. Trivett:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operations

Results of Operations for the three-month period and year ended December 31, 2005
compared to December 31, 2004, page 25

1.   We note your inclusion of non-GAAP financial measures that exclude
        amortization, stock-based compensation and one-time unusual expenses in your
        Form 10-KSB for the fiscal year ended December 31, 2005. Your presentation
        lacks substantive disclosure that addresses various disclosures in Question 8 of
        the Frequently Asked Questions Regarding the Use of non-GAAP Financial
        Measures. For example, your disclosures do not explain the economic substance
        behind your decision to use the measures, why you believe the measures provide
        investors with valuable insight into your operating results, or why it is useful to an
        investor to segregate each of the items for which adjustments are made.
        Additionally, you do not provide any discussion regarding the material limitations
        associated with each measure or the manner in which you compensate for such
        limitations. Note that we believe that detailed disclosures should be provided for
        each adjustment to your GAAP results and each non-GAAP measure. Further,
        please note that you must meet the burden of demonstrating the usefulness of any
        measure that excludes recurring items, especially if the non-GAAP measure is
        used to evaluate performance. In addition, clarify why you believe that your non-
        GAAP results provide a more accurate comparison of your results than your
        results reported in accordance with GAAP considering that the items excluded are
        recurring.

Item 8A. Controls and Procedures, page 59

2.   Please tell us whether the Chief Executive Officer and Chief Operating Officer
        and Chief Financial Officer concluded that your disclosure controls and
        procedures were effective based upon the full definition contained in Rule 13a-
        15(e). That is, tell us, and confirm that you will disclose in future filings, whether
        your officers concluded that your disclosure controls and procedures are effective
        to ensure that information required to be disclosed in the reports that you file or
        submit under the Exchange Act is accumulated and communicated to your
        management, including your chief executive officer and chief financial officer, to
        allow timely decisions regarding required disclosure. In your response, also
        address your assessments in your Form 10-QSBs for the quarterly periods ended
        March 31, 2006 and June 30, 2006.

3.   You state that no evaluation of controls can provide absolute assurance. Please
        tell us whether your disclosure controls and procedures are designed to provide
        reasonable assurance of achieving their objectives and whether your chief

       executive officer and chief financial officer concluded that your disclosure
controls and procedures are effective at that reasonable assurance level. Please
refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

4.   You state that your independent auditors have advised you of material
weaknesses. Revise to disclose in greater detail the specific steps the company
has taken to remediate the material weaknesses. In addition, revise your
disclosure to indicate how management considered these material weaknesses in
its assessment of the effectiveness of disclosure controls and procedures as of
December 31, 2005. In your response, also address your assessments in your
Form 10-QSBs for the quarterly periods ended March 31, 2006 and June 30,
2006.

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to
provide us with marked copies of any amendments to expedite our review. Please furnish
a cover letter with any amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                Sincerely,

                                Stephen Krikorian
                                Accounting Branch Chief